UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030631

NO ACT
P.E 1-17-2002
132-01646

March 18, 2002

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Act	1934
Section	
Rule	14A-8
Public Availability	3/18/2002

Re: Bank of America Corporation
Incoming letter dated January 17, 2002

Dear Ms. Jones:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to Bank of America by Arthur Gavitt. We also have received a letter from the proponent dated January 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Arthur Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

Writers DirectDial:
704/386-9036
704/387-0108 (fax)

January 17, 2002

BY OVERNIGHT DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Arthur A. Gavitt

Ladies and Gentlemen:

On January 9, 2002, Bank of America Corporation (the "Corporation") received a proposal dated January 11, 2002 (the "Proposal") from Arthur A. Gavitt (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth herein.

GENERAL

The 2002 Annual Meeting is scheduled to be held on April 24, 2002. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 25, 2002 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation provide free banking services to all stockholders who own more than 500 shares of Bank of America stock.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(e)(2) because it was not submitted in a timely manner.

The Corporation received the Proposal on January 9, 2002, which was after the Corporation's November 19, 2001 deadline for submission of stockholder proposals. Rule 14a-8(e)(2) promulgated under the Exchange Act, requires that in order to be included in a company's proxy statement, a stockholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." The November 19, 2001 deadline for submission of a Rule 14a-8 proposal for inclusion in the proxy statement for the 2002 Annual Meeting was properly disclosed in the Corporation's proxy statement dated March 19, 2001 relating to the Corporation's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting"). The 2001 Annual Meeting was held on April 25, 2001, and the 2002 Annual Meeting is scheduled to be held on April 24, 2002. The Division routinely permits the exclusion of stockholder proposals which are not timely received. See, e.g., *Bank of America Corporation* (February 27, 2001); *Carrington Laboratories, Inc.* (March 31, 2000); *Transcend Services, Inc.* (February 22, 1999); and *Luby's Cafeterias, Inc.* (October 22, 1998).

RULE 14a-8(j)—80-DAY WAIVER REQUEST

This submission is being made to the Division less than 80 days before the Corporation intends to file its definitive proxy statement. The reason for the delayed submission is that the Corporation did not receive the Proposal until January 9, 2002. The Corporation believes that the 80-day requirement should be waived because it has good cause for the delayed submission. See, e.g., *Bank of America Corporation* (February 27, 2001); *Deere & Company* (December 22, 2000); and *Northeast Utilities* (April 7, 2000).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials relating to its 2002 Annual Meeting. In addition, the Corporation believes that the 80-day requirement should be waived because it has good cause for its delayed submission. Based on the Corporation's timetable for the 2002 Annual Meeting, an expedited response from the Division would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036 or Charles M. Berger at 704-386-7481.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

Attachment

cc: Arthur A. Gavitt

EXHIBIT A

RECD JAN 09 2002

January 11, 2002

Bank of America Corporation
Corporate Centre
100 North Tryon Street 18th. Floor
Charlotte, North Carolina 28255
Attention: Mr. Kenneth Lewis, Chairman

OFFICE OF THE
JAN 10 2002
CORPORATE SECRETARY

SUBJECT: SHAREOWNER PROPOSAL

NUMEROUS FINANCIAL INSTITUTIONS PROVIDE NO COST (FREE) BANKING SERVICE TO CERTAIN DESIGNATED EMPLOYEES AND OFFICERS AS WELL AS SHARE OWNERS. BANK OF AMERICA REQUIRES A MINIMUM DEPOSIT OF $25,000 TO BE MAINTAINED BY A DEPOSITOR (NON SHARE OWNER) TO QUALIFY FOR NO COST (FREE) SERVICES.

I, ARTHUR ANDREW GAVITT, AS OWNER OF 1500 SHARES OF BANK OF AMERICA COMMON SHARES, DO HEREBY SUBMIT THE FOLLOWING PROPOSAL TO BE INCLUDED AND VOTED ON AT THE NEXT ANNUAL MEETING OF BANK OF AMERICA SHARE OWNERS. (VERIFICATION OF OWNERSHIP ENCLOSED)

IT IS HEREBY PROPOSED THAT ALL QUALIFIED SHARE OWNERS OF BANK OF AMERICA SHARES IN EXCESS OF 500 SHARES OF BANK OF AMERICA STOCK SHALL BE DECLARED ELIGIBLE FOR NO COST BANKING. THE VALUE OF 500 SHARES DOES EXCEED THE MINIMUM DEPOSIT OF $25,000 REQUIRED FOR NON SHARE OWNERS TO QUALIFY FOR NO COST BANKING SERVICES. SHARE OWNERS IN REALITY ARE FINANCIAL PARTICIPANTS (OWNERS) OF BANK OF AMERICA AND HAVE PLACED AT RISK FUNDS IN EXCESS OF $25,000, EXCEEDING THE AMOUNT ON DEPOSIT AT NO RISK (INSURED) BY NON SHARE OWNERS. THOSE SHARE OWNERS SO QUALIFYING AS OWNERS OF 500 SHARES OR MORE, SHALL BE REQUIRED TO SUBMIT TO A CREDIT STATUS VERIFICATION BY BANK OF AMERICA, AND MUST HOLD AND MAINTAIN A CREDT RATING CONSIDERED AS QUALIFIED FOR BARROWING FUNDS FROM BANK OF AMERICA. THOSE SHARE OWNERS SO QUALIFIED FOR NO COST BANKING, HOLDING AT MINIMUM THE PRESCRIBED NUMBER OF BANK OF AMERICA SHARES SHALL RECEIVE AT NO COST THE FOLLOWING SERVICES.

ALL NO COST (FREE) SERVICES PROVIDED TO DEPOSITORS MAINTAINING A $25,000 BALANCE IN BANK OF AMERICA ACCOUNTS, AS WELL AS IDENTICAL FREE SERVICES PROVIDED TO OFFICERS OF BANK OF AMERICA.

SIGNED — DATED Jan 7, 2002

COPY: SECURITIES & EXCHANGE COMMISSION
BANK OF AMERICA CORPORATE SECRETARY

January 31, 2002

Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Arthur A. Gavitt ----Bank of America

Ladies & Gentlemen:

I respectfully take this opportunity to respond to the letter dated January 17, 2002 from Jacqueline Jarvis Jones, Assistant General Counsel for Bank of America which was sent to you. Ms. Jones has offered highly questionable reasons in an attempt to negate my legitimate Share owner Proposal for inclusion in the April 24, 2002 scheduled Shareowner meeting. The scheduled meeting is many weeks away.

I respectfully request that the staff of the Division of Corporation Finance (the "Division") deny the request by the Corporation (Bank of America) to omit my proposal that was submitted on January 7, 2002. Thereby permitting inclusion of my proposal at the April 24, 2002 Stockholder Meeting(s).

The dates established for Shareowner Proposals for submission are unrealistic, and restrictive. It appears the "cut off" date is being utilized to deny me, a small Shareowner even miniscule participation in corporate activity. Out of necessity, I request the indulgence of the Division, as I am not legally represented as Bank of America is so represented. A Legal Staff specifically to discourage input by the "Small Shareowner"is available to over power and intimidate me. Stockholder proposals that are made each and every year by "insiders" to reward Officers with never ending "Executive Compensation" are "approved" speedily and with glee. Due to the selfish benevolence of Officers, and Boards of Directors "gifting" themselves millions of Company shares as "rewards" they can vote in or out whatever pleases them. When a minority Stockholder submits a proposal favourable to the "minority group", reasons for disqualification are "poured" out as if a dam had broken.

Great efficiency is being displayed to void my participation, and not permit my voice to be heard. Yet no efficiency was displayed when Bank of America announced a loss of $231 million dollars directly related to the Enron fiasco. Kindly refer to Bank of America's lack of diligence as evidenced in additional monumental losses when Lucent Technologies, and Sunbeam Corporation defaulted and failed to repay their obligated debt to Bank of America, which totalled well over $500 million dollars. Such enforced diligence by Bank of America's Attorney, Ms. Jones' attempt to deny my "insignificant" proposal is an obvious effort to "silence" the "small fry". As a Bank of America Shareowner, I would have appreciated such diligence when Bank of America incompetently extended loans totalling hundreds of millions of dollars to unworthy applicants, such as I have outlined above. Subsequently Bank of America's losses will total almost one billion dollars due to the non payment of loans by the three Corporations mentioned above. It appears I would be more successful barrowing millions of dollars from Bank of America rather then attempting to submit a share owner proposal. Enron treated their share owners with contempt, and dishonesty. Hopefully such misbehaviour by Corporate Managers will continue to be revealed and publicized, and perhaps a degree of honesty and mutual respect will prevail.

Sincerely,

Arthur A. Gavitt

RECD JAN 0 9 2002

January 11, 2002

Bank of America Corporation
Corporate Centre
100 North Tryon Street 18th. Floor
Charlotte, North Carolina 28255
Attention: Mr. Kenneth Lewis, Chairman

OFFICE OF THE
JAN 10 2002
CORPORATE SECRETARY

SUBJECT: SHAREOWNER PROPOSAL

NUMEROUS FINANCIAL INSTITUTIONS PROVIDE NO COST (FREE) BANKING SERVICE TO CERTAIN DESIGNATED EMPLOYEES AND OFFICERS AS WELL AS SHARE OWNERS. BANK OF AMERICA REQUIRES A MINIMUM DEPOSIT OF $25,000 TO BE MAINTAINED BY A DEPOSITOR (NON SHARE OWNER) TO QUALIFY FOR NO COST (FREE) SERVICES.

I, ARTHUR ANDREW GAVITT, AS OWNER OF 1500 SHARES OF BANK OF AMERICA COMMON SHARES, DO HEREBY SUBMIT THE FOLLOWING PROPOSAL TO BE INCLUDED AND VOTED ON AT THE NEXT ANNUAL MEETING OF BANK OF AMERICA SHARE OWNERS. (VERIFICATION OF OWNERSHIP ENCLOSED)

IT IS HEREBY PROPOSED THAT ALL QUALIFIED SHARE OWNERS OF BANK OF AMERICA SHARES IN EXCESS OF 500 SHARES OF BANK OF AMERICA STOCK SHALL BE DECLARED ELIGIBLE FOR NO COST BANKING. THE VALUE OF 500 SHARES DOES EXCEED THE MINIMUM DEPOSIT OF $25,000 REQUIRED FOR NON SHARE OWNERS TO QUALIFY FOR NO COST BANKING SERVICES. SHARE OWNERS IN REALITY ARE FINANCIAL PARTICIPANTS (OWNERS) OF BANK OF AMERICA AND HAVE PLACED AT RISK FUNDS IN EXCESS OF $25,000, EXCEEDING THE AMOUNT ON DEPOSIT AT NO RISK (INSURED) BY NON SHARE OWNERS. THOSE SHARE OWNERS SO QUALIFYING AS OWNERS OF 500 SHARES OR MORE, SHALL BE REQUIRED TO SUBMIT TO A CREDIT STATUS VERIFICATION BY BANK OF AMERICA, AND MUST HOLD AND MAINTAIN A CREDT RATING CONSIDERED AS QUALIFIED FOR BARROWING FUNDS FROM BANK OF AMERICA. THOSE SHARE OWNERS SO QUALIFIED FOR NO COST BANKING, HOLDING AT MINIMUM THE PRESCRIBED NUMBER OF BANK OF AMERICA SHARES SHALL RECEIVE AT NO COST THE FOLLOWING SERVICES.

ALL NO COST (FREE) SERVICES PROVIDED TO DEPOSITORS MAINTAINING A $25,000 BALANCE IN BANK OF AMERICA ACCOUNTS, AS WELL AS IDENTICAL FREE SERVICES PROVIDED TO OFFICERS OF BANK OF AMERICA.

SIGNED DATED Jan 7, 2002

COPY: SECURITIES & EXCHANGE COMMISSION
BANK OF AMERICA CORPORATE SECRETARY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 17, 2002

The proposal relates to Bank of America giving "no-cost" banking to certain employees and officers, as well as its shareholders.

There appears to be some basis for your view that Bank of America may exclude the proposal under 14a-8(e)(2) because Bank of America received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(i). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Keir D. Gumbs
Special Counsel